Agenda

ALLIED GOLD LIMITED

- Objectives for 2007
- Project
  - OH&S
  - Processing plant
  - Ore transport
  - Infrastructure
  - Mining
- Landowner relations
- Expansion plans

Company Development Strategy

ALLIED GOLD LIMITED

- Construct a mine and processing plant on Simberi Island in 2007 to produce 84,000 ozs Au pa.
- Increase ore reserves around known deposits by further drilling
- Increase plant throughput to 3mtpa and gold production to 115,000 ozs pa
- Focused exploration program for Simberi
- Renewed exploration program for Tabar and Tatau Islands

Milestones for 2007

ALLIED GOLD LIMITED

- Gold production to commence 2H 2007
- Increase Oxide Reserves -Target > 1 million oz
- Plan increase gold production to > 100,000 oz
  (AOFS average 84,000 oz per annum)
- Upgrade current sulphide Inferred Resources to
  Reserve status

Tabar Islands Location

ALLIED GOLD LIMITED


Tabar Islands
New Ireland
Bismarck Sea
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
N
W
E
S
0
500
km
AUSTRALIA


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

Pigiput Bay, Oxide Gold Project

ALLIED GOLD LIMITED


ORE DELIVERY CONVEYOR
SOROWAR OXIDE PIT
WHARF
PLANT SITE
DSTP
CAMP SITE

OH&S

ALLIED GOLD LIMITED

- Satisfactory performance over the construction period
- Implementing Safety Management system.



Lost Time Injury Frequency Rate
2007
LTIFR
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
0.00
3.92
7.46
5.75
4.48
4.80
4.96
4.99
4.36
3.80
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
LTI
LTIFR
Maximum Target

Process plant

ALLIED GOLD LIMITED

- Amended optimised feasibility study was approved by the board for construction in July 2006
- EPCM contractor, Intermet, appointed and detailed design work commenced in July 2006
- Project construction commenced in August 2006 on infrastructure
- Process plant construction began in November with work on the leach tanks
- Structural steel erection began in April followed by equipment installation

Process plant

ALLIED GOLD LIMITED

- Electrical equipment installation commenced in July followed by piping work
- By mid November all civil, structural and mechanical work had been completed with minor electrical and piping work remaining
- DSTP pipeline was installed in November
- Plant commissioning commence late November
- Ore feed to the plant is expected to commence in the first half of December with the first gold poured by the end of the month.

Processing plant and infrastructure

ALLIED GOLD LIMITED



Process plant construction

ALLIED GOLD LIMITED



Process plant

ALLIED GOLD LIMITED



Ore transport

ALLIED GOLD LIMITED

- Aerial ropeway selected as transport method with capacity of 4mtpa for Sorowar ore
- Doppelmayr selected as supplier
- Equipment manufactured in Austria and Switzerland
- Site construction commenced in September
- Civil works completed, support towers complete suspension cables being strung
- Estimated complete in March
- Ore adjacent to plant to be trucked

Infrastructure

- Air transport
  - 1200m airstrip completed to class X standard
  - Daily flight from Rabaul
  - Twice weekly flights from Port Moresby
- Shipping
  - Purchased multi purpose cargo Ro-ro ship, The Lady Geraldine
  - Commenced regular sailings Lae to Simberi in April
  - Completed 25 voyages and carried approx 12,500 tonnes of cargo
- Power Generation
  - BOO contract with Aggreko, 6mw capacity
  - Commenced operation in August

ALLIED GOLD LIMITED



Accommodation village and Process plant

Airstrip



Shipping and wharf area

ALLIED GOLD LIMITED



Power station

ALLIED GOLD LIMITED



Mining

ALLIED GOLD LIMITED

- Ore reserves and pit optimisation completed by Golders
- Mine design updated and detailed schedule completed by Coffey
- Tenders called for 3 year mining contract
- Contract awarded to Mine Site Construction – Perth
- Contractor commences November
- Samat ore to be trucked to processing plant

Mining

ALLIED GOLD LIMITED



N
SOROWAR
PATAN
PIT ACCESS ROAD
ROPECON
ML136
PIGIBO
PIGIPUT
BOTLU
CAMP
PACIFIC OCEAN
PLANT
PIGICOW
North
SAMAT
East
South
HAUL ROAD
BEKOU
PIGIPUT PLANTATION
PIKUNG PLANTATION
AIRSTRIP
RING ROAD
SIMBERI ISLAND
DEPOSIT LOCATION
Oxide Pit
Loading Point
Pylon 1
Pylon 2
Pylon 3
Prospect
0
0.5
1
2
kilometres

Mining


N
SAMAT NORTH
SAMAT EAST
SAMAT SOUTH
A
A'
0
100
200
metres


SAMAT SOUTH
A
A'
Surface Topography
Oxide
Sulphide
Pit
Legend
> 5.0 g/t Au
3.0 - 5.0 g/t Au
1.0 - 3.0 g/t Au
0.5 - 1.0 g/t Au
0.3 - 0.5 g/t Au
< 0.3 g/t Au
0
20
40
metres

Mining

ALLIED GOLD LIMITED


SOROWAR
N
B
B'
A
A'
0
150
300
metres


SOROWAR
A
A'
Surface Topography
Pit
Oxide
Sulphide
Legend
> 5.0 g/t Au
3.0 - 5.0 g/t Au
1.0 - 3.0 g/t Au
0.5 - 1.0 g/t Au
0.3 - 0.5 g/t Au
0
150
metres


B
B'
Pit
Surface Topography
Oxide
Sulphide
0
150
metres

Simberi oxide resources



Legend
> 0.2 g/t gold surface anomaly
Oxide gold resource deposits
Prospect
EL609 Lease
ML136 Lease
Infrastructure location
Settlement / hamlet
Road
Creek
0
1
2
kilometres
N
EL609
ML136
Simberi Island
PATAN
MATANABOL CK
SOROWAR
KEKENMINDA
298.72m RL
MONUN CK
PIGIBO
PIGIPUT
Pigiput Camp
BOTLU
Plant Site
Wharf
ADORA
PIGICOW
BEKOU
SAMAT
Airstrip

Landowner relations

ALLIED GOLD LIMITED

- 9 Clans on Simberi Island, total population 1300 represented by the Simberi Mining Area Association (SMAA) that was formed in 1996
- Excellent relationship over 20 years using an experienced Community Liaison Team and Civil Affairs Consultant
- Communities on the other two main Island are represented by Tatau Landowners Association (TLA) and Big Tabar Landowners Association (BTLA)
- Agreements in place including Memorandum of Agreement (MOA), Compensation Agreements (CA), and Understanding of the Issues (UoI)
- Excellent relationship with other stake holders including New Ireland Provincial Government, Central New Ireland Local Level Government, and the National Government
- A 2% royalty flows to the Tabar Islands peoples
- Very Strong Local support for the mine development and operations, and the company

Landowner relations

ALLIED GOLD LIMITED

8 level B business opportunities identified to promote project participation including the following already implemented:

- Catering JV between Eurest and a Simberi Landowner Clan
- Logistics support contract established with Big Tabar Landowner Group
- Refuse disposal contract set up with Simberi Landowner Group
- Two man haul transport contracts set up with Simberi Landowner Clans
- Security JV between The Corps and Simberi Landowner Clan

Numerous level C businesses including:

- Airport maintenance
- Camp landscaping & grounds maintenance
- Vegetable produce supply

Various local contracts including:

- Construction of a range of buildings
- Plant construction via contractors

Manning

ALLIED GOLD LIMITED

- Work force consists of a combination of Expatriates, Papuan New Guinean nationals and local inhabitants of Simberi, Tatau and Tabar Islands
- Many well skilled nationals trained by other large mining operations
- All senior management and technical positions have been filled
- The majority of operating positions have been filled.
- Training of plant operators has commenced
- Mining personnel transferred from SGL to contractor
- Non locals work FIFO roster (2 and 1, 16 and 12)
- Most expats commute from Queensland

Manning

Expatriates	15
Nationals	67
Local	116

Total	198

Our policy is to employ PNG citizens where ever possible.

Expansion Plans

ALLIED GOLD LIMITED

- Expand oxide resources by further exploration
- Optimise plant throughput and reduce operating costs
- Upgrade plant by 1M tpa
- Increase gold production to approx 135,000 ozs pa.
- Commence mid 2008
- Complete mid 2009

Thank You

ALLIED GOLD LIMITED



ALLIED GOLD LIMITED

Exploration of the Tabar Islands
Papua New Guinea

Bob Burban
November 2007

Best chance for a big discovery is Lihir-style epithermal gold



… 75 km SE of Simberi



… and 60 km from Big Tabar

LIHIR PRODUCTION

Resource : 421.8 Mt @ 2.95 g/t Au
Annual production: 700,000 oz Au
Upgrade p.a. by 2012: 1.4 M.oz Au



0 0.5 1.0 km
SCALE
CALDERA RIM
Lihir
Putput
Image © 2007 DigitalGlobe
© 2007 Europa Technologies
Google

What foot-print does Simberi need?

(Maps are same scale)


OREBODY OUTLINE - SURFACE AREA COMPARISON
LIHIR
SOROWAR
Kapit
Nth Lienetz
Coastal / ROM
Lienetz
Borefields
Minifie
Horse Shoe
Cook
Ore zone locations
Ore > 3.5gpt Au JAN 02 reserve
N
500m
SOROWAR
MN001
PATAN
PIGIPUT

SIMBERI EXPLORATION HISTORY

- **Accent on oxide Ore Reserve definition**
- **Before 1990 ‘epithermal’ poorly understood**
- **Bear in mind Lihir timeline:**
  - 1983 Discovery
  - 1995 Incorporation
  - 1997 Production

Renewed sulfide exploration – from July 2006

■ **GEOPHYSICS : ground**	Large scale IP surveys - one unit on Simberi & one on Tatau/Big Tabar.
■ **GEOPHYSICS : – aerial**	Reprocessing high-quality aeromagnetic/radiometric data
■ **GEOCHEMISTRY:**	Auger sampling along IP lines - c-horizon soil (decomposed bedrock) at 50m intervals.
■ **GEOLOGY:**	Acquired PIMA to *measure* rock alteration type . Systematic magnetic susceptibility of all samples to map magnetite destruction caused by hydrothermal fluids
■ **DRILLING:**	Purchase of 4 drilling rigs & all associated equipment.
■ **ASSAYS:**	Upgrading sample preparation facility to full on-site laboratory.

Reprocessing aeromagnetic data - SOROWAR 'HOTSPOT'

... on hitherto unrecognized but very distinctive NW trending magnetic 'low'



N
HOTSPOT
1800 metre strike length
Sorowar NW trending magnetic 'low'
Magnetic 'low'
= magnetite destruction
= hydrothermal alteration
IP lines
Drillhole
Allied Gold Ltd
SIMBERI ISALND
New Mag with P Lines,
Topography, creeks,
roads, drillholes etc
SOROWAR
KEKENMINDA
PATAN
PIGIPUT

(strong prospectivity for Au mineralization over an additional 1800m strike length to the NW)

Sorowar SE extension:

Coincident magnetic 'low' & channel sample results



N
30m @ 1.19 g/t Au
90m @ 1.79 g/t Au
MN001
Landslip
25m @ 6.30 g/t Au (Silas' Outcrop)
95m @ 1.86 g/t Au
120m @ 0.95 g/t Au
295m @ 1.17 g/t Au
80m @ 0.91 g/t Au
45m @ 1.11 g/t Au
MN002
Landslip

Coincident K-anomaly & channel sample results



N
metres
30m @ 1.19 g/t Au
90m @ 1.79 g/t Au
MN001
Landslip
25m @ 6.30 g/t Au (Silas' Outcrop)
95m @ 1.86 g/t Au
120m @ 0.95 g/t Au
295m @ 1.17 g/t Au
80m @ 0.91 g/t Au
45m @ 1.11 g/t Au
MN002
Landslip

IP Geophysical Survey



Remote electrode



Checking wire for breaks



Current generator



Wire



Reading



Data processing



Transmitter

Patan – Sorowar East anomaly: blind, thick, tabular pyritic sheet at depth



TIG 44800mE
PATAN HILL
TIG 45200mE
TIG 45600mE
TIG 45900mE
211000mE
NORTH
0
500m
1km
Scale
Patan
IP chargeability anomaly

Patan c-horizon soil anomaly

(Allied - August 2007)


SIMBERI - Line 45400m E C Horizon Soil Samples - Au g/t
0 200 400 600m
SCALE
S
N
Au g/t



Botlu – blind, thick, tabular pyritic sheet at depth


TIG 42900mE
207600mN
208100mN
208600mN
209100mN
TIG 43100mE
TIG 43300mE
TIG 43500mE
TIG 43700mE
TABULAR HORIZONTAL CHARGEABILITY ANOMALY
0
200
400
600m
SCALE
SIMBERI GOLD COMPANY

Botlu – Kennecott sulfide intercepts

DDH	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
B001	112.0	129.0	17.0	**2.97**	5.6
	143.0	157.0	14.0	**13.17**	19.6
B002	34.0	45.0	11.0	**3.19**	44.3
B004	32.0	51.0	19.0	**3.68**	1.0
	73.0	96.0	23.0	**6.03**	3.2
B016	102.0	111.0	9.0	**3.26**	22.7

NOTE: Lihir Resource : 421.8 Mt @ 2.95 g/t Au

Donut anomaly – Phase 1 drilling plan


S
N
line_45200e_ResistivityDepthSection
line_45200e_ChargeabililityDepthSection and AuGeochem Bar Graph
Peak auger soil = 0.64 g/t Au
DN-IP_1
DN-IP_2
207 000 E
207 500 E
208 000 E
0m
250m
500m
SCALE

Bodar geobotanical anomaly
- hot spring?




BODAR GEOBOTANICAL ANOMALY
IP Geophysical characteristics
LINE 43600mE
GEOBOTANICAL ANOMALY
Inverted CHARGEABILITY
GEOBOTANICAL ANOMALY
Inverted RESISTIVITY



MATANOBOL CK – Colloform banded quartz











Occurrence is up-slope from the alluvial workings


SIMBERI
TATAU
SW
TABAR
N

SW Tatau
New IP anomaly


MT TIRO
NEW IP ANOMALY


SW Tatau
Reconnaissance IP
5 December 2006
N
Talik IP grid
Hot Spring
IP Readings completed
Mt Tiro
Kale Ck
Strong IP anomaly
LOW RESISTIVITY
TABAR Is.


Inverted Chargeability
Mt Tiro ridge
0
200
400 metres

SW Tatau Island

More notable (Kennecott) gold, silver & copper intercepts

PROSPECT	Hole#	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Remarks
Mt Tiro	RC101	53	60	7	21.70	1028	-	
	"	60	110	50	1.02	24	-	
	RC1029	14	27	13	6.41	141	-	Oxide
	including	21	24	3	15.80	467	-	Oxide
	RC1037	82	157	75	1.72	-	-	
Poturai	DDHT1	0	16	16	2.26	-	-	Oxide
	"	117	181	64	0.99	-	-	
Pepewo	RC1098	34	50	16	2.84	163	-	Oxide
	including	38	44	6	5.60	308		Oxide
Seraro	RC1020	1	4	3	15.61	10	-	Oxide
	RC1027	46	52	6	31.70	-	-	
	RC1043	44	100	56	1.08	-	-	
	RC1050	104	109	5	8.07	170	-	

High Ag values are classic epithermal signatures – no follow-up drilling since 1990

THREE CALDERAS


BIG TABAR
TUPINDA
CALDERA
HOT SPRING
FOTOMBAR
CALDERA
N
0
5 KM
10
SCALE
BANESA
CALDERA


SIMBERI
TATAU
TABAR
N

EL 609 - Big Tabar Island - 5th May 2007
FOTOMBAR hot spring (inside the Fotombar caldera)
~1 metre above sea level and 10 metres from edge of sea water.
Spring water temperature ~55 degrees C


Banesa hot spring.
Water temperature ~60°C
Concentric ring from Co_2 gas bubble

Allied IP – August 2007


TUPINDA - IP Line 39600mE
S
N
Inverted Chargeability
Inverted Resistivity
SCALE
0m
500m
1000m

DRILLING EQUIPMENT



DFM400 (diamond coring rig) – in operation



UDR650 – RC/diamond core – in operation



2 x Rockdrill 3000 – RC/diamond - site delivery Dec. 2007

4-rig 2008 capability:
33,000m RC
30,000m core

DRILL TARGETS - 2008

1. Increase oxide Reserves by drilling to >1M.oz Au
2. Continue integrated IP & soil geochemistry (3 islands)
3. Drill discover/define *x* M.oz Au sulfide Resources

OXIDE

- Sorowar SE extension
- Sorowar NW extension
- Adora
- Patan
- Pylon #2 vicinity

SULFIDE

- Simberi
  - Pigiput – 'close-off ' Resource & define Reserve
  - Botlu – 'close-off ' Resource
  - First-pass (core) drill testing
    - Adora - IP anomaly
    - Donut
    - Sorowar East – Patan IP anomaly
    - Patan-Pigiput trend
    - Bodar IP & geobotanical anomaly
- Big Tabar
  - Tupinda Caldera
  - Fotombar Caldera

ADORA – recce drill traverse (in progress)

across zone of magnetite destruction


44750 mE
45000 mE
45250 mE
45500 mE
45750 mE
46000 mE
N
207750 mN
207500 mN
SAMAT NORTH
SAMAT EAST
0 125 250
metres
Recce Drill Traverse
Drillhole Collars
Haul Road
Samat Pits